PRICING SUPPLEMENT (To Prospectus Supplement dated November 18, 2016 and Prospectus dated November 18, 2016)	Filed pursuant to Rule 424(b)(3) Registration No. 333-214613

KfW, Frankfurt/Main, Federal Republic of Germany

USD 150,000,000 1.66% Notes due 17 August 2020 (Green Bond) (the “Notes”), 48245ACK5, US48245ACK51

Investing in the Notes involves certain risks that are described in the “Risk Factors” section in the Prospectus Supplement.

	Price to Public(1)	Discounts and Commissions	Proceeds, before expenses to KfW
Per Note	100.00%	0.00%	100.00%
Total	USD 150,000,000	—	USD 150,000,000

(1)	Plus accrued interest, if any, from the Interest Commencement Date specified below, if the notes are delivered after that date.

The Dealer(s) named below expect to deliver the notes to investors on or about August 17, 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

J.P. MORGAN SECURITIES PLC

August 11, 2017

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated November 18, 2016 relating to KfW’s Medium-Term Note Program and the accompanying prospectus dated November 18, 2016 relating to KfW’s debt securities. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. We have not authorized anyone else to provide you with different information. KfW and the dealers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and prospectus is current only as of this date, and information incorporated by reference is current only as of the date of such information.

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SPECIFIC TERMS

Issuer: KfW	Title of Securities: USD 150,000,000 1.66% Notes due 17 August 2020 (Green Bond) (the “Notes”)
Aggregate Principal Amount: USD 150,000,000	Interest Rate: 1.66% per annum
Original Issue Date: 17 August 2017	Maturity Date: 17 August 2020
Interest Commencement Date: 17 August 2017	Final Redemption Price: 100%

Payments:

First Interest Payment Date: 17 August 2018

Interest Payment Date(s): 17 August 2018, 17 August 2019, 17 August 2020

Redemption:    ☐  Yes             ☒  No

Redemption Commencement Date (as provided in para. 3 of §7 of the Conditions):

Redemption Date(s) (as provided in para. 2 of §7 of the Conditions):

Minimum Redemption Notice Period:

Redemption Price (expressed as a percentage of the Aggregate Principal Amount to be redeemed):

Repayment:    ☐  Yes             ☒  No

Repayment Date(s):

Minimum Repayment Notice Period:

Repayment Price (expressed as a percentage of the Aggregate Principal Amount to be repaid):

Specified Currency: U.S. dollars for all payments unless otherwise specified below:

Payments of principal and any premium:

Payments of interest:

Authorized Denomination: USD 200,000

Exchange Rate Agent:

Original Issue Discount Note (“OID”):     ☐  Yes              ☒  No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period OID:

Day Count Fraction: 30/360 (as provided in para. 2 of §3 of the Conditions)

Business Day Convention: Following Business Day Convention; no adjustment of interest (as provided in para. “Payments due on a Non-Business Day” of §5 of the Conditions)

Other Terms of Notes: na

Other:

(1)	Use of Proceeds

The net proceeds from the sale of the Notes will be used in the general business of KfW. Upon issuance of the Notes, the Issuer will simultaneously allocate an amount equal to the net proceeds of the Notes (which proceeds may be converted into Euros) to an internal account used to track the allocation of funds from KfW’s “green bond” issuances. Amounts matching requests for disbursements under KfW’s environmental investment program, “Erneuerbare Energien – Standard” (“Renewable Energies – Standard”), will be deducted from the portion of the balance of this internal account relating to the Notes on an ongoing basis, starting with the beginning of the calendar year in which the Notes are issued and continuing until the portion of the balance relating to the Notes has been completely reduced. As discussed below, the Notes will be reported on KfW’s website as fully allocated when requests for disbursements in the aggregate total the net proceeds from the Notes.

KfW’s financing program, “Renewable Energies – Standard”, aims to promote the development of electricity and heat from renewable resources. Measures financed through this program may include but are not limited to the following:

•	Photovoltaic equipment;

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•	Wind power plants and repowering measures;

•	Hydro-electric power stations;

•	Equipment for the generation and use of biogas;

•	Equipment for the geothermal generation of electricity.

The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program.

Payment of principal of and interest on the Notes will be made from KfW’s general funds and will not be linked to the performance of any projects financed under KfW’s program “Renewable Energies – Standard”.

Following the issuance of the Notes and until the Notes have been reported as fully allocated, KfW intends to regularly monitor the internal account in terms of disbursements under KfW’s program “Renewable Energies – Standard” and report on these disbursements on a quarterly basis on KfW’s website. Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.

If KfW’s use of the net proceeds from the Notes is a factor in your decision to invest in the Notes, you should consider the foregoing discussion and consult with your counsel or other advisors before making an investment in the Notes.

(2)	United States Tax Considerations

Please see the description under the heading “United States Taxation — United States Holders” in the accompanying prospectus for a summary of the material U.S. federal income tax consequences of owning the Notes.

(3)	Delivery and Settlement

We expect that delivery of the Notes will be made against payment therefor on or about the closing date, which will be on the sixth business day following the date of pricing (“T+6”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days (starting on September 5, 2017 two business days), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or succeeding business days will be required, by virtue of the fact that the Notes will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified.

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